Kinetics Mutual Funds, Inc.
c/o U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, California 91741

April 21, 2017

VIA EDGAR TRANSMISSION

Ms. Samantha Brutlag
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kinetics Mutual Funds, Inc. (the “Company”) File Nos. 333-78275 and 811-09303

Dear Ms. Brutlag:

This correspondence is being filed in response to your oral comments and suggestions of April 14, 2017 and on April 18, 2017, oral comments and suggestions from Staff Accountant David Manion, regarding Post-Effective Amendment (“PEA”) No. 54 to the Trust’s registration statement on Form N-1A.  PEA No. 54 was filed with the U.S. Securities and Exchange Commission pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on April 11, 2017, for the purpose of adding disclosure about sales load variations, as described in IM Guidance Update No. 2016‑06 (the “Guidance”) published by the U.S. Securities and Exchange Commission (the “Commission”) on December 15, 2016.

On or before April 28, 2017, the Trust pursuant to Rule 485(a) of the Securities Act of 1933, as amended (the “1933 Act”), the Investment Company Act of 1940, as amended (the “1940 Act”), and the regulations thereunder, will transmit on behalf of the Trust PEA No. 55 under the 1933 Act and Amendment No. 56 under the 1940 Act to the Trust’s Registration Statement on Form N-1A to become effective on April 28, 2017.  PEA No. 55 will reflect changes made in response to the Staff’s comments regarding PEA No. 54. For your convenience, the Staff’s comments have been reproduced below in bold typeface immediately followed by the Trust’s responses.

General Comments

1)	Please note that an auditor’s consent must be filed as an exhibit to the Trust’s Registration Statement prior to going effective.

The Trust confirms that an auditor’s consent will be filed as an exhibit on or prior to April 28th.

2)	Please include the acceleration request in a separate letter.

The Trust confirms that it will file a separate letter that includes the acceleration request.

3)	Please revise the date in the acceleration request to April 28th as April 30th falls on a Sunday.

The Trust confirms that the acceleration date will be revised to April 28th.

4)	Please confirm supplementally that all open items will be completed including the name of the independent registered public accounting firm.

The Trust confirms.

5)	Please provide a courtesy copy of the Trust’s responses along with a redline of the 485(a) via email.

The Trust will provide via email a courtesy copy of the Trust’s responses along with a redline of the 485(a).

Prospectus

6)	In the footnotes to each of the fee tables, please confirm supplementally to the Staff that there is no recoupment, or if there is, please add disclosure.

The Trust confirms supplementally that there is no recoupment.

7)
On page 20 of the combined Prospectus, the Paradigm Fund’s fee table shows total annual fund operating expenses for Advisor Class A and Advisor Class C as 1.96% and 2.46%, respectively.  Please revise or explain supplementally why these figures do not match with the 12/31/16 financials.

The Trust responds that the figures should have corresponded with the 12/31/16 financials and will be revised to show 2.00% and 2.50% for the Advisor Class A and Advisor Class C, respectively.

Appendix A – Financial Intermediary Sales Charge Variations

8)	Explain whether the new Appendix is a standalone document or is part of the Prospectus.

The Trust responds that the new Appendix is part of the Prospectus, and the Table of Contents to the Prospectus will be updated to include this Appendix; the Appendix also will have page numbers.

9)	Please confirm and clarify, if possible, that for Class A shares, the front-end sales charge is waived in full. If it is not, disclose if there are partial waivers.

The Trust confirms that the front-end sales charge waivers are full waivers, and therefore additional disclosure is not required.

10)
Please note that the Appendix must and confirm to the Staff that it does, (1) specifically name each intermediary and (2) include sufficient information that allows an investor to determine which schedule/variation applies to its investment.

The Trust notes and confirms that the Appendix (1) names each intermediary; and (2) includes sufficient information that allows an investor to determine which variation applies to its investment.

If you have any additional questions or require further information, please contact Eric W. Pinciss at 626‑914‑7220.

Sincerely,

/s/ Jay Kesslen
Jay Kesslen